SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(AMENDMENT NO. 7)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

EMDEON CORPORATION
(Name of Subject Company (Issuer))

EMDEON CORPORATION (Issuer)
(Names of Filing Persons (Issuer and Offeror))
Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
290849108
(CUSIP Number of Class of Securities)

CHARLES A. MELE, ESQ.
EMDEON CORPORATION
669 RIVER DRIVE, CENTER 2
ELMWOOD PARK, NEW JERSEY 07407-1361
(201) 703-3400
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copy to:
STEVEN L. GROSSMAN, ESQ.
O’MELVENY & MYERS LLP
1999 AVENUE OF THE STARS, 7TH FLOOR
LOS ANGELES, CALIFORNIA 90067
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$1,680,000,000	$179,760

(1)	Estimated solely for purposes of calculating the filing fee only, based on the purchase of 140,000,000 shares of common stock at the offer price of $12.00 per share.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, equals $107.00 per million of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	Amount Previously Paid:	$131,075	Filing Party: Emdeon Corporation
	Form or Registration No.:	Schedule TO	Date Filed: October 20, 2006
	Amount Previously Paid:	$48,685	Filing Party: Emdeon Corporation
	Form or Registration No.:	Schedule TO/A	Date Filed: November 14, 2006
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

INTRODUCTION
     This Amendment No. 7 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on October 20, 2006, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement filed with the Commission on October 27, 2006, Amendment No. 2 to the Tender Offer Statement filed with the Commission on November 13, 2006, Amendment No. 3 to the Tender Offer Statement filed with the Commission on November 14, 2006, Amendment No. 4 to the Tender Offer Statement filed with the Commission on November 16, 2006, Amendment No. 5 to the Tender Offer Statement filed with the Commission on November 27, 2006 and Amendment No. 6 to the Tender Offer Statement Filed with the Commission on December 5, 2006 (the “Schedule TO”), relating to the offer (the “Offer”) by Emdeon Corporation, a Delaware corporation (the “Company”), to purchase up to 140,000,000 shares of its common stock, par value $0.0001 per share, at a price of $12.00 per share, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 20, 2006, as amended through the date hereof, including by the Supplement to the Offer to Purchase (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed as Exhibits (a)(1)(A), (a)(1)(P) and (a)(1)(B) to the Schedule TO. This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended.
ITEM 11. ADDITIONAL INFORMATION.
The information set forth in Item 11(a) is hereby amended and supplemented by inserting at the end thereof the following:
On December 8, 2006, the Company issued a press release announcing the final results of the Offer, which expired at 5:00 p.m., New York City time, on Monday, December 4, 2006. A copy of the press release is filed as Exhibit (a)(1)(S) to this Schedule TO and is incorporated herein by reference.
ITEM 12. EXHIBITS.
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:
(a)(1)(S)         Press Release dated December 8, 2006.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 8, 2006

EMDEON CORPORATION

By:	/s/ Lewis H. Leicher

	Name:	Lewis H. Leicher
	Title:	Senior Vice President

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase dated October 20, 2006.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)*	Press Release dated October 20, 2006.

(a)(1)(H)*	Summary Advertisement.

(a)(1)(I)*	Letter to Stockholders dated October 20, 2006.

(a)(1)(J)**	Letter to Participants in the Emdeon 401(k) Savings and Employee Stock Ownership Plan dated October 26, 2006.

(a)(1)(K)**	Letter to Participants in the Porex Corporation 401(k) Savings Plan dated October 26, 2006.

(a)(1)(L)**	Letter to Holders of Option to Purchase Emdeon Common Stock dated October 26, 2006.

(a)(1)(M)**	Email communication to Employees.

(a)(1)(N)	Notice to Directors and Executive Officers of Emdeon Corporation, dated October 26, 2006, regarding Blackout Period with Respect to Trading of Emdeon Securities (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on October 26, 2006).

(a)(1)(O)***	Press Release dated November 10, 2006.

(a)(1)(P)****	Supplement to the Offer to Purchase dated November 13, 2006.

(a)(1)(Q)****	Form of Communication to Participants in 401(k) Plans.

(a)(1)(R)*****	Press Release dated December 5, 2006.

(a)(1)(S)******	Press Release dated December 8, 2006.

(a)(5)(A)*	Risk Factors.

(b)	Not Applicable.

(d)(1)	WebMD Corporation 2001 Employee Non-Qualified Stock Option Plan, as amended (incorporated by reference to Exhibit 10.46 to the Company’s Form 10-K for the year ended December 31, 2001, as amended by Amendment No. 1 on Form 10-K/A).

(d)(2)	Healtheon Corporation 1996 Stock Plan and Form of Stock Option Agreement (incorporated by reference to Exhibit 10.2 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (No. 333-70553) filed February 10, 1999).

(d)(3)	Emdeon Corporation 2000 Long-Term Incentive Plan (incorporated by reference to Annex E to the Proxy Statement/Prospectus, filed on August 14, 2006, and included in the Company’s Registration Statement on Form S-4 (No. 333-39592)).

(d)(4)	Envoy Stock Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (No. 333-42616) filed July 31, 2000).

(d)(5)	WebMD Corporation 2002 Restricted Stock Plan (incorporated by reference to Exhibit 10.21 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002).

(d)(6)	2003 Non-Qualified Stock Option Plan for Employees of Advanced Business Fulfillment, Inc. (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003).

(d)(7)	Registration Rights Agreement (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K/A filed on November 9, 2005 (amending the Current Report on Form 8-K filed on August 30, 2005)).

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed with the Schedule TO on October 20, 2006.

**	Previously filed with Amendment No. 1 to Schedule TO on October 27, 2006

***	Previously filed with Amendment No. 2 to Schedule TO on November 13, 2006

****	Previously filed with Amendment No. 3 to Schedule TO on November 14, 2006

*****	Previously filed with Amendment No. 6 to Schedule TO on December 5, 2006

******	Filed herewith

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